UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Winland Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

974241101

(CUSIP Number)

Matthew D. Houk

c/o Horizon Kinetics LLC

470 Park Avenue South, 4th Floor

New York, NY 10016

(646) 495-7333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 974241101

(1)	NAMES OF REPORTING PERSONS Matthew D. Houk
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 185,500 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 185,500 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,500 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 3,701,630 shares of common stock, par value $0.01 per share, outstanding as of November 7, 2012, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 9, 2012.

SCHEDULE 13D

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Winland Electronics, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1950 Excel Drive, Mankato, Minnesota 56001.

Item 2.	Identity and Background

(a)	This statement is filed by Matthew D. Houk.

(b)	Mr. Houk’s business address is c/o Horizon Kinetics LLC, 470 Park Avenue South, 4th Floor, New York, New York 10016.

(c)	Mr. Houk’s principal occupation is Portfolio Manager at Horizon Kinetics LLC.

(d)	During the past five years, Mr. Houk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Houk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Houk is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by Mr. Houk using his personal funds. 185,500 of the shares of Common Stock held by Mr. Houk were purchased in open market purchases. The aggregate purchase price of the 185,500 Shares was approximately $114,768.40 based on the weighted average price of the Shares acquired in the open market purchases.

Item 4.	Purpose of Transaction

The acquisitions of the securities reported on this statement were made in the ordinary course of the Reporting Persons’ investment activities. The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to work with the Board, the Issuer’s management and others to maximize the value of the Issuer. The Reporting Persons may engage in communications with the Board, the Issuer’s management and others, including discussions regarding the Issuer’s operations and strategic direction that, if effected, could result in, among other things:

(a)	the acquisition of additional shares of the Issuer, or the disposition of shares of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(j)	any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Persons’ position, change Reporting Persons’ purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the Shares of Common Stock held by them, or may cause the purchase of additional shares or Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D.

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer

Based on the Issuer’s Form 10-Q filed on November 9, 2012, there were 3,701,630 shares of common stock outstanding as of November 7, 2012.

(a)	Mr. Houk beneficially owns 185,500 shares of the Issuer’s common stock, all of which shares are held in personal accounts, or 5.01% of the Issuer’s common stock outstanding as of November 7, 2012. Mr. Houk has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

(b)	There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of common stock referenced in paragraph 5(a).

(c)	The Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to Mr. Houk to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

By:	/s/ Matthew D. Houk
Matthew D. Houk